SECURITIES AND EXCHANGE COMMISSION RECEIVED OCT 30 2015 REGISTRATIONS BRANCH 17

15027454

SECUR ION
Washington, D.C. 20549

Tg 11/4

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18805

*

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/1/2014 (MM/DD/YY) AND ENDING 8/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joe Jolly & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 North 20th Street, 2350 Wells Fargo Tower
(No. and Street)

Birmingham	Alabama	35203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol A. Pilleteri, FinOP — (205) 252-2105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

216 Summit Blvd., Suite 300	Birmingham	Alabama	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aB 11/4

OATH OR AFFIRMATION

I, Joe Jolly, Jr. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joe Jolly & Company, Inc. , as of August 31 , 20 15 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

MY COMMISSION EXPIRES:
August 10, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOE JOLLY & COMPANY, INC.

TABLE OF CONTENTS

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Joe Jolly & Company, Inc.
Birmingham, Alabama

We have audited the accompanying statement of financial condition of Joe Jolly & Company, Inc. (the Company) as of August 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Joe Jolly & Company, Inc. as of August 31, 2015, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Birmingham, Alabama
October 29, 2015

JOE JOLLY & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2015

ASSETS		
Cash and cash equivalents	$	1,114,904
Receivables		
Muni syndicate profit		180,000
Employee advances		90,650
Interest		46,133
Note receivable—stockholder		990,000
Securities owned		5,522,037
Property and equipment, net		108,826
Deferred income taxes		46,966
Investments in oil and gas wells, not readily marketable		25,000
Cash surrender value of life insurance		128,541
Other assets		215,657
Total assets	$	8,468,714
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable	$	14,763
Accrued commission expense		108,800
Accrued expenses and other liabilities		162,391
Deferred income taxes		86,079
Note payable		62,078
		434,111
Commitments and contingencies (Note 6)		
Stockholders' equity		
Common stock, $100 par value; 250 shares authorized, 100 shares issued and outstanding		10,000
Retained earnings		8,024,603
		8,034,603
Total liabilities and stockholders' equity	$	8,468,714

See notes to financial statements

JOE JOLLY & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Joe Jolly & Company, Inc. (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company provides underwriting and various other investment banking services. The Company's broker-dealer operations do not carry security accounts for customers or perform custodial functions relating to customer securities. The Company clears all transactions through another broker-dealer. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and to general practice within the brokerage industry.

Basis of Accounting

The Company reports the results of its operations and its financial condition using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Revenue Recognition and Securities Owned

Securities transactions and related gains, losses, and expenses are recorded on a trade date basis by the Company. Amounts receivable and payable for securities transactions that have not reached their settlement date are recorded on the statement of financial condition. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of August 31, 2015, there were cash equivalents of $ 84,436.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized and depreciated over the estimated useful lives of the related assets. Gains and losses on disposals are credited or charged to operations.

Depreciation is computed principally using the straight-line method designed to amortize costs over the following estimated useful lives:

Depreciation	Useful Lives (in years)
Building	30
Furniture and fixtures	3 to 8
Automotive	5
Leasehold improvements	40

Property and equipment, net of accumulated depreciation, consist of the following as of August 31, 2015:

Building	$ 52,048
Furniture and fixtures	214,864
Automotive	149,289
Leasehold improvements	6,082
Accumulated depreciation	(313,457)
	$ 108,826

Risks and Uncertainties

Marketable securities and other investments are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the Company's financial position.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, net operating losses, and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The guidance on uncertainty in income taxes addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of August 31, 2015. With few exceptions, the Company is not subject to examination by federal and state tax authorities for years prior to fiscal year 2012.

Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through October 29, 2015, which represents the date the financial statements were issued.

Recently Issued Accounting Pronouncements

In June 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-10, *Technical Corrections and Improvements*, which clarifies the FASB Codification or corrects unintended application of guidance. Amendments to the FASB Codification without transition guidance are effective upon issuance for both public and nonpublic entities. Amendments subject to transition guidance will be effective for fiscal periods beginning after December 15, 2015. The adoption of ASU 2015-10 is not expected to have an impact on the Company's financial position or results of operations.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which specifies that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve this, an entity should apply certain steps outlined in the amendment. This ASU will supersede the revenue recognition requirements in Topic 605, *Revenue Recognition*, and most industry-specific guidance. In July 2015, the FASB issued ASU 2015-14 and affirmed its proposal to defer the effective date of the new revenue standard for all entities by one year, thus for public entities these amendments are effective for annual reporting periods beginning after December 15, 2017. Early adoption with certain restrictions is permitted. The Company is currently evaluating the impact of this adoption on the financial statements.

NOTE 2. UNINSURED CASH BALANCES

The Company maintains its cash balances at high credit quality financial institutions. At various times throughout the year ended August 31, 2015, the Company had cash on deposit with financial institutions in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

NOTE 3. MUNI SYNDICATE PROFIT RECEIVABLES

Muni syndicate profit receivables represent amounts due for security transactions with a trade date on or before August 31, 2015. These receivables amounted to $180,000 for the year ended August 31, 2015.

NOTE 4. SECURITIES OWNED

Dealer inventory and investment securities are carried at fair value and consist of the following as of August 31, 2015:

	Fair Value	Cost
Certificate of deposit	$ 124,286	$ 122,025
State and municipal obligations	5,397,751	5,228,387
	$ 5,522,037	$ 5,350,412

NOTE 5. FAIR VALUE MEASUREMENTS

Under the FASB's authoritative guidance on fair value measurements, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

- Level 1 - Quoted prices for identical assets and liabilities traded in active exchange markets, such as the New York Stock Exchange.

- Level 2 - Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data. Level 2 also includes derivative contracts whose value is determined using a pricing model with observable market inputs or can be derived principally from or corroborated by observable market data.

- Level 3 - Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation: also includes observable inputs for nonbinding single dealer quotes not corroborated by observable market data.

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. A model validation policy governs the use and control of valuation models used to estimate fair value. This policy requires review and approval of models, and periodic re-assessments of models to ensure that they are continuing to perform as designed. Where market information is not available to support internal valuations, independent reviews of the valuations are performed and any material exposures are escalated through a management review process.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During the year ended August 31, 2015, there were no changes to the Company's valuation techniques that had, or are expected to have, a material impact on its financial position or results of operations.

The following is a description of the valuation methodologies used for instruments measured at fair value:

Certificate of Deposit: Valued at the exact runoff of principal, given its contractual maturity, discounted at the appropriate term rate.

State and municipal obligations: Valued at the closing price of identical or similar municipal bonds reported on the active market in which the individual securities are traded.

The following table sets forth by level, within the fair value hierarchy, the Company's financial assets at fair value as of August 31, 2015:

	Total	Level 1	Level 2	Level 3
Certificate of deposit	$ 124,286	$ -	$ 124,286	$ -
State and municipal obligations	5,397,751	-	5,397,751	-
Total assets at fair value	$ 5,522,037	$ -	$ 5,522,037	$ -

The Company recognizes transfers into and out of levels at the end of the reporting period. There were no transfers between levels for the year ended August 31, 2015.

NOTE 6. COMMITMENTS AND CONTINGENCIES

The Company leases various office facilities under operating leases expiring through September 2017. Aggregate minimum future lease commitments are as follows:

Year Ending August 31,		
2016	$	29,086
2017		605
	$	29,691

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others if certain events occur. These contingencies generally relate to changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the statement of financial condition as of August 31, 2015 related to these indemnification clauses.

As a result of extensive regulation of broker-dealers, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. The reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, regulatory agencies and self-regulatory organizations institute investigations from time to time into industry practices, which can also result in the imposition of sanctions. See Note 11 for additional information regarding regulatory capital requirements applicable to the Company.

NOTE 7. LINE OF CREDIT

On June 9, 2014, the Company entered into a revolving line of credit agreement with a financial institution for a maximum borrowing capacity of $10,000,000, with the balance subject to interest at the greater of prime rate or 3.5 percent. The line of credit matured on June 5, 2015. The Company renewed the revolving line of credit on September 17, 2015 for $10,000,000, with the balance subject to interest at the greater of prime rate or 3.5 percent. The line of credit matures on September 4, 2016. During the year ended August 31, 2015, the Company did not utilize the line of credit and there was no related interest expense.

NOTE 8. NOTE PAYABLE

The Company's note payable represents a promissory note (Promissory Note) of $72,091, which accrues interest at .99% per annum, and is payable in thirty-six monthly payments of $2,034 beginning March 27, 2015. The Promissory Note was issued pursuant to the Company's purchase of an automobile on February 12, 2015.

Maturities of note payable are as follows for the years ending August 31:

2016	$	23,921
2017		24,159
2018		13,998
	$	62,078

NOTE 9. RELATED PARTY TRANSACTIONS

During the year ended August 31, 2015, a stockholder purchased security issues from the Company for a total purchase price of $989,156. Such transactions were made in the ordinary course of business on substantially the same terms and conditions as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve any credit risk or present other unfavorable features.

The Company has a note receivable from a stockholder, secured by certain property owned by a stockholder, which states that the stockholder agrees to pay the Company a principal sum of $1,000,000 with interest on the unpaid balance. Accrued interest will be due and payable on August 31 of each year at a rate of 4.0 percent, with the entire principal and interest balance due and payable in full on August 31, 2017. The balance of the note receivable as of August 31, 2015 is $990,000.

In addition, the Company maintains a split-dollar life insurance agreement with a stockholder. Under the terms of this agreement, the Company maintains a $200,000 insurance policy on the stockholder's life. Upon death of the stockholder, the Company is entitled to recover the greater of cash value or premiums paid. The cash surrender value of life insurance as of August 31, 2015 is $128,541.

NOTE 10. INCOME TAXES

Net deferred tax assets and liabilities consist of the following components as of August 31, 2015:

Deferred tax assets:		
Impairment of investments in oil and gas wells	$	41,704
Property and equipment		5,262
Total gross deferred tax assets		46,966
Deferred tax liabilities:		
Market value adjustment for securities owned—held for investment		40,808
Depreciation related to investments in oil and gas wells		45,271
Total gross deferred tax liabilities		86,079
Net deferred tax liability	$	39,113

The provision for income taxes is as follows for the year ended August 31, 2015:

Current:	
Federal	$ (2,693)
State	(550)
Deferred:	
Federal	12,160
State	2,484
Total provision for income taxes	$ 11,401

The difference between the provision for income taxes and the amount computed by applying the maximum statutory rates to income, before the provision for income taxes, is principally the effect of tax brackets, tax-exempt income, state taxes, and non-deductible expenses.

The Company recognized no uncertain tax positions for the year ended August 31, 2015. In addition, the Company recognized no amounts of interest and paid penalties of $100,371 for the year ended August 31, 2015. At August 31, 2015, the Company had a tax net operating loss carryforward expiring in 2035 of $28,950 for federal and state income tax purposes.

NOTE 11. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's uniform net capital rule. The Company is prohibited from engaging in any securities transactions when its "net capital" is less than the greater of $100,000 or 6-2/3 percent of its "aggregate indebtedness." At August 31, 2015, the Company had net capital of $6,355,139 which was $6,235,139 in excess of the minimum of net capital required. The Company's net capital ratio was .05 to 1 at August 31, 2015. Adherence to the SEC's uniform net capital rule may effectively restrict distributions to stockholders.

NOTE 12. ANNUAL AUDIT REPORT

The audited financial statements of the Company for the most recent audit period are available at the principal office of the Company, and will be mailed upon written request pursuant to SEC Rule 17a-5.

Joe Jolly & Company, Inc.

Exemption Report
Year Ended August 31, 2015

RSM US LLP

Report of Independent Registered Public Accounting Firm

Board of Directors
Joe Jolly & Company, Inc.
Birmingham, Alabama

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Joe Jolly & Company, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Joe Jolly & Company, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: provisions of subparagraph (k)(2)(ii) (the exemption provisions) and (b) Joe Jolly & Company, Inc. stated that Joe Jolly & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Joe Jolly & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Joe Jolly & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RSM US LLP

Birmingham, Alabama
October 29, 2015

JOE JOLLY & CO., INC. MUNICIPAL SECURITIES
P.O. BOX 8 ♦ BIRMINGHAM, ALABAMA 35201-0008
(205) 252-2105 ♦ (800) 826-1378 ♦ Fax: (205) 251-3446

The Exemption Report

We as members of management of Joe Jolly & Co., Inc., (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3:K (2)(ii),(the "exemption provisions"). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:K (2)(ii),(the "exemption provisions") and (2) we met the identified exemption provisions throughout the most recent fiscal year from September 1, 2014 to August 31, 2015 without exception.

I, Joe Jolly, Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:____________________________

Joe Jolly, Jr.
President – Chairman of the Board
October 29, 2015